PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Business

General development of business.

UC Asset LP partnership (“UC Asset,” the “Company,” the “Partnership”, “we,” or “us”) is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in our portfolio investments for the purpose of capital appreciation. According to our bylaws, the overwhelming majority of our portfolio investments must be allocated to real estate in metropolitan areas. Our portfolio investments are owned through a number of subsidiaries.

Starting from April 01, 2022, our principal office address has changed to 537 Peachtree Street NE, Atlanta, GA 30308, in downtown Atlanta area. Our previous principal office address was 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016, under the law of the State of Georgia. The principal office of our general partner is the same as that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with an 80% interest and Jason Armstrong with a 10% interest, with the other 10% held by the Company. Gregory Bankston was the managing member of our general partner. Starting from May 01, 2023, Jason Armstrong has been hired as a manager to take over the managerial role of Greg Bankston.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC, acting as general partner, has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

The general partner is paid an annual management fee, in four payments made quarterly, at 2.0% of net asset under management of the partnership.

Business Operations

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in emerging industries where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Cannabis Property Investment

On September 29, 2021, the Company announced that we will expand our portfolio into cannabis properties.

On May 01, 2023, we made our first cannabis property investment in 50% ownership of a $3.2 million property in the State of Oklahoma. We hold this investment through AZO Properties LLC(“AZO”) , a State of Oklahoma LLC, of which we own 50% membership interest that is non-managerial.

Starting from August 01, 2023, we are receiving $12,000 per month of distributions from AZO generated from our cannabis investment. We expect to continue receiving distributions as such, but there is no assurance that this investment will continue to generate this amount or any amount of distributions.

Historic Landmark

In the third quarter of 2021, the company, through its wholly-owned subsidiary Atlanta Landsight LLC (“ALS”), acquired the historic Rufus Rose House in downtown Atlanta. The property is a federally registered historic building as it is the oldest residential property and the only standing Victoria-style mansion in downtown Atlanta. After acquisition, ALS partially renovated the interior of the building. As of and by December 31, 2023, ALS held the Rufus Rose House and was applying for a special permit to renovate the whole building.

Other Investments

Historically, the Company invested in residential, “short rental” properties and farmlands. The Company has exited most investments in these properties. As of and by December 31, 2023, the Company still held a few of these properties, through the two wholly owned subsidiaries listed below. Atlanta Landsight LLC (“ALS”) held a residential property and SHOC Holdings LLC (“SHOC”)  held an empty multiple family lot.

The Company purchased a piece of farmland in Dallas TX for the consideration of approximately $800,000, in the year 2017, which the Company sold for $1,900,000, in January 2023.

The Company also invests less than 20% of its net equity in debt instruments of real estate financing.

Narrative description of business.

The business purpose of our Partnership is to invest in real estate for capital appreciation.

Our business model is to invest in properties that are undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models which will either introduce a property to a new niche market, or facilitate new business relationships surrounding a property, under which the value of the property may reach its maximum potential. It also requires visionary thinking, to invest in properties before the market situation may experience dramatic change due to the emergence of new technologies, new economic factors, and/or new regulations.

As of and by December 31, 2023, our major business focus has shifted to investing primarily in cannabis properties. To our knowledge, we are one of only four SEC (“Security and Exchange Commission”)-reporting public companies investing in cannabis properties. The other three are Innovative Industrial Properties, Inc (NYSE: IIPR), Power REIT (NYSE/American: PW), and NewLake Capital Partners, Inc (OTCQX: NCLP).

Cannabis Property Investment

On May 01, 2023, we invested in a $3.2 million medical cannabis cultivation property located in Edmond, Oklahoma (the “Edmond Property”). Edmond is a city in the Oklahoma City metropolitan area. We acquired a 50% equity ownership in this property by acquiring a 50% ownership interest of AZO Properties LLC(“AZO”), a State of Oklahoma limited liability company, which holds the title of the property lien-free. As of and by June 30, 2023, AZO has no other business operations other than owning and managing the Edmond Property.

Our 50% ownership in AZO is non-managerial. As the non-managerial member, we are entitled to receive a preferred distribution at a “base” amount of $12,000 per month, before the managing member will have the right to receive distribution or other compensation. The preferred distribution is cumulative, in the sense that any unpaid dividend will be accumulated as debt by AZO to us, which will bear a market-rate interest. After paying off the preferred distribution, AZO may pay a dividend to the managing member for a maximum amount which equals the amount of preferred distribution (the “catch-up distribution”). The catch-up distribution payable to the managing member is non-cumulative, in the sense that any unpaid catch-up distribution for a month shall be irrevocably waived and cancelled by the end of that month.

We began to receive the aforesaid preferred distribution starting from August 2023.

Under the terms of the operating agreement, the “base” amount of the preferred distribution will increase by a 5% compound rate, every 24 months after the first 36 months. In other words, “base” amount of preferred distribution will become $12,600 per month starting from August 2026, and will become $13,230 per month starting from August 2028, and so on.

AZO may pay extra distributions to us and the managing member, if it has net cash available in any given month after paying the preferred distribution and catch-up distribution. Extra distributions shall be allocated evenly (50/50) between us and the managing member.

We paid $1 million cash and issued 500,000 shares of Series B Preferred Units of UC Asset (“Series B”), in exchange for our 50% ownership of AZO. A significant part of the $1 million paid will be used to expand the Edmond Property by adding approximately 50% of cultivation space. The 500,000 Series B shares are issued at the face value of $1.20 per share. Holders of our Series B are not entitled to receive any dividend from UC Asset, and they have no voting power on the business matter of UC Asset.

Each Series B share may be converted into one common unit of UC Asset. However, Series B is only eligible for conversion, when UC Asset will receive a permanent increase of preferred distribution above the “base” amount. The number of Series B shares eligible for conversion is linked to the amount of permanent increase of the preferred distribution. This conversion mechanism is designed to motivate the managing member to improve the performance of AZO. The underlying principle is that managing member can only convert his Series B shares into common shares when AZO outperforms and distributes more than the “base” amount of preferred distribution.

Cannabis Industry Overview: Fast Growth and Its Potential

The cannabis industry, which includes the cultivation, production, and sales of cannabis products for medical and/or recreational use, is a high-growth emerging industry in the United States. While California legalized medical cannabis use as early as in 1996, it was only in the past decade that the legalization of recreational use of cannabis products started at the state level. In November 2012, Colorado and Washington became the first two states legalizing recreational cannabis use. Since then, the medical use of cannabis has been legalized in 40 states and the District of Columbia(“DC”), and the recreational or adult-use of cannabis has been approved in DC and 22 states.

The legalized cannabis market is worth $64 billion, nearly tripling over the last three years as legalization efforts swept the nation, according to a Coresight Research report.

The legalized cannabis market has the potential to grow further, if more states opt to legalize medical and recreational use in coming years. If federal legalization should occur, this would remarkably increase the size of cannabis market, and would create a nation-wide market to allow interstate commerce in cannabis products.

The public opinion, at this moment, is strongly in favor of legalization of cannabis use. A Pew Research Center survey from October 2022 found that 88% of U.S. adults support legalization of medical cannabis use, and 59% support legalization of recreational cannabis use.

Cannabis Property Investment

Cannabis property makes up the majority of capital expenditures for cannabis farming businesses. Based on our own research, it accounts for 85%-95% of total capital needed to start a cannabis farming business.

To date, the status of state-licensed cannabis under federal law has limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. This creates a higher-than-average demand within cannabis industry for alternative capital options, including demand for investments from companies like us.

The current economic and legal status of cannabis property investment, we believe, creates opportunities for investors to purchase incoming-producing cannabis properties at a higher cap-rate (in other words, at a lower average price) than if investors purchase other incoming-producing properties.

Uncertainties and Risks in Cannabis Property Investment

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in regulated cannabis facilities. Further, there are economic trends that may increase the risk of cannabis property investment.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on the demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Historic Landmark Investment

Historic landmark buildings may present unique investment opportunities. Many historic landmark buildings only have their exterior appearance protected as historic heritage, while the interior can be renovated and remodeled for commercial use. Some historic buildings were constructed as commercial properties and have remained so. Thus, a historic building has standard commercial value, plus extra financial value which may be significant from its historic heritage. For example, the Empire State Building is an office building as well as a historic landmark. Its tourism revenue, which represents monetization of its historic value, almost equals its office rent revenue, while using much less floor space.

For many historic landmarks not as prominent as the Empire State Building, monetizing historic value through tourism may not be practical since they will not attract enough tourists. There may not be any obvious means to monetize their historic value. Therefore, those historic buildings are usually sold at prices that only represent their commercial value. These are investment opportunities for investors who have plans to monetize historic value.

We believe that the development of new technology, such as block-chain based Non-fungible Tokens (“NFT”), can be used to monetize historic value of properties, which would otherwise be difficult to.

In the beginning of the third quarter of 2021, our wholly owned subsidiary Atlanta Landsight LLC (“ALS”) acquired the historic Rufus Rose House in downtown Atlanta. We will partner with technology companies to issue NFTs based on certain derivative rights related to that property. As of the date of filing, we have issued no NFTs.

Residential Property Investment

From the date of our incorporation till to the end of 2019, our primary investment model was the so-called “house-flip” model, which was to acquire undervalued residential properties in metropolitan areas, mostly Atlanta, GA, and then resell those, with or without renovations. These residential investments were primarily conducted through our wholly owned subsidiary ALS.

This investment model was attractive when there was an abundant supply of undervalued properties, as the residential property market hit its lowest point in 2012. After 2018, investment opportunities suitable for this model decreased, and we stopped acquiring residential properties after August 2019. We exited most of our investments in residential property in 2020 and 2021. We sold one more residential property and one residential lot in 2022. As of December 31, 2023, we had only one residential property in our portfolio. We have no plan to purchase additional residential properties in the foreseeable future.

“Short Rental” property investment

Short rentals, through platforms such as Airbnb (NASDAQ: ABNB) and Vrbo, have become trendy and are perceived as alternatives to conventional hotels. We set up a wholly owned subsidiary SHOC holdings LLC (“SHOC “) in the year 2020, to invest in short-rent properties in downtown Atlanta. We made our first investment in early 2021 purchasing a multiple-family property in downtown Atlanta, for $750,000. We planned to renovate this property and then partner with a local Airbnb management company to operate it.

However, the regulatory environment on short-rental business in downtown Atlanta experienced major changes in the year 2022, which caused delays on our renovation plan, and made the prospect of operating a short-rental property less desirable.

On December 08, 2022, a fire destroyed the property. Since the property was fully insured, this should not result in any significant diminishment in the value of our portfolio. As a matter of fact, we received an insurance payment of $560,000, for the full value of above-ground structure of this property in April 2023. After receiving the insurance payment, we still own the intact lot which has a historical book value of about $370,000. As of April 2024, we are listing this intact lot for sale at the price of $409,000.

We may still purchase and operate a few short-rental properties in the near future.

Other Investments

Debt Investment

Occasionally, UC Asset LP may invest in private debts and other non-property-based opportunities. Also, UC Asset may provide seller financing when selling our properties, which will result in UC Asset holding debt instruments. As of December 31, 2023 and December 31, 2022, respectively, UC Asset LP held debt investments of approximately $781,000 and $779,000 in total. None of these debts are secured. Revenue from our debt investments, mostly interest, was approximately $78,000 and $179,000 in 2023 and 2022, respectively. We plan to reduce our holdings in debt instruments in the year 2024.

Farmland

In November 2016, we formed UCF Development LLC (“UCFD”), a Texas limited liability company, and UCFD then acquired a 72-acre farm in Farmersville, Texas. The total cost of acquisition was approximately $850,000. In October 2020, the farmland was sold for $1.30 million, and UCFD was then dissolved. In 2022, we executed a buy-back option after the buyer defaulted on its payment. We bought back the land for $1.35 million in September 2022, and then sold again it for $1.90 million in January 2023.

Competitive Position in the Industry and Methods of Competition

1. Unique Legal Structure

UC Asset is structured as a Master Limited Partnership (MLP) rather than a real estate investment trust (REIT) in order to focus on long-term value growth. The Company is among one of the very few real estate MLPs trading on US public markets.

This unique legal structure empowers UC Asset to take a longer-term approach to real estate investments, because MLPs do not have to constantly make cash distributions as REITs are required to do. Our partnership does not have a term limit. This means we may hold any investment indefinitely for the purpose of capital appreciation, or we may exist any investment at any time. Such flexibility empowers us to potentially make better investment decisions and to achieve better returns on investments.

2. Innovative Investment Strategies

Real estate is widely considered a “conventional” industry and has limited room for innovation. However, the advancement of new technologies, particularly, information technology (“IT”), are redefining our living and working space and we believe that these developments will disrupt conventional wisdom in the real estate industry.

The management of UC Asset has background in IT and internet and has closely followed the application of new technologies in real estate. We will always look for and will invest in companies which have innovative and disruptive business models in response to new technologies.

In recent years, we have explored innovative business models, including the application of block-chain technology and non-fungible token (NFT) technology into real estate development and operations, and the development of cannabis cultivation properties.

3. Unique Strategy in Cannabis Property Investment

We are one of only four SEC-reporting public companies investing in cannabis properties. According to their SEC-filings, the other three invest in a variety of cannabis properties, in different states, and lease to different tenants. This, in our interpretation, represents a conventional wisdom of “diversification” in investment.

We chose not to diversify our investment in cannabis properties. We believe that since cannabis is an emerging industry, failure rate of businesses will be much higher than in a matured industry. In fact, we believe that the majority of cannabis businesses may fail in a few years. Meanwhile, the few “winners” will grow exponentially and seize a disproportionately large share of the market. Diversification, therefore, is a less desirable strategy. Instead, investors should identify potential “winners” of cannabis farmers, to invest in cannabis property operated by those farmers, and grow our portfolio when those farmers expand their operations. This is the strategy we are applying. As far as we know, no other cannabis property investors on the public market are applying a strategy similar to ours.

Number of Employees

As of December 31, 2023, the Company has two full-time employees, who are the two members of our General Partner, UCF Asset LLC. The Company has one part-time employees namely an accountant.

Reports to Security Holders

The Company files regular reports, i.e., 1-Ks and 1-SAs, under Regulation A - Conditional Small Issues Exemption from the Securities Act of 1933(the “Securities Act”) on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov

Specifically, our reports can be found at:

https://www.sec.gov/edgar/browse/?CIK=1723517

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Despite being a slow year for real estate in general, we performed better than the year before and made a moderate net profit of approximately $0.03 per share.

For most part of the year 2023, the whole real estate industry slowed down due to higher interest rate. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s.

However, we managed to sell our Dallas farmland for a price of $1.9 million in the beginning of the year, booking almost half million gross profit from this single deal. We could not make more sales for the rest of the year.

Our investment in cannabis property became successful for the year of 2023. As of April 2023, we are receiving an annualized distribution of 14.4% from our cannabis investment. However, the overall capital market environment is not in favor for investing in cannabis industry, which has limited our ability to raise more capital and expand our portfolio of cannabis properties. According to Viridian Capital Advisors (“Viridian”), total equity and debt capital raising for public and private cannabis companies in North America decreased by 68% in 2022 versus 2021. That situation did not improve during the year 2023.

Material Changes in Financial Statements

Change of Annual Revenue and Gross Profit

Total revenue increased from approximately $83,600 in the fiscal year 2022, to approximately $1.94 million in the fiscal year 2023. This increase was primarily the result of i) increase of our sales of real estate from approximately $0.68 million in the year 2022 to $1.81 million in the year 2023; ii) change of our revenue from dealing with marketable securities, which we had an unrealized gain/loss of negative $750,000 in the year 2022, and a realized gain/loss of approximately negative $68,000 in the year 2023; iii) changes of gains from settlement of loans, from a negative $39,100 in the year 2022 to a positive 108,210 in the year of 2023; and iv) decrease of our income from interests.

	2023	2022
INCOME
Sales of real estate	$1,813,600	$679,791
Rental income	11,800	13,500
Unrealized gain on marketable securities	-	(750,000)
Realized gain on sales of marketable securities	(67,749)	-
Gains from settlement of loans	108,120	(39,100)
Interest income	78,843	179,383
Total income	$1,944,614	$83,574
Total Cost of sales	$1,350,250	$690,302
Gross Margin	$594,364	$(606,728)

Overall, the real estate market was slow for both year of 2022 and 2023, due to higher interest rates. In either year, we sold only one property. Increase of sales of real estate reflects the fact that the property we sold in the year 2023 was of much higher value than the property we sold in 2022.

Our realized gain/loss in securities and our gains from settlement of loans was the result of the same one deal, under which we traded a debt note held against us by Puration Inc (OTC: PURA), for us to cancel 100 million restricted shares of PURA held by us. Since the market value of those shares was lower than the amount of the debt, we had a gain from the settlement.

Our cost of sales remained proportional to our sales. As a result, our gross profit from real estate sales was proportionally larger in the year 2023 than the previous year, since we had larger amount of sales.

The increase of profit from real estate sale, in combination with the improvement of dealing with debts and marketable securities, resulted in a substantial improvement of our gross margin, from a negative $606,728 to a positive $594,364.

Change of Operating Expenses

	2023	2022
OPERATING EXPENSES
Management fees	$127,784	$188,316
Professional fees	140,284	174,485
Other operating expenses	111,305	263,291
Interest expense	2,185	29,362
Depreciation	17,114	(17,451)
Total operating expenses	$398,672	$638,003

For the year of 2023, we continued committing us to reduce our operating expenses, and had successfully cut our expenses across the board. Overall, we reduced our operating expenses by approximately 38%, from approximately $638,000 to approximately $399,000. We believe that this reflects the efficiency of our management in cost control.

In particular, our management team reduced their management fee by approximately 32%, from approximately $188,000 in the year 2022, to approximately $128,000 in the year 2023.

Change of Profit Per Unit

For the fiscal years of 2023 and 2022, our gross profit is approximately $594,000 million and ($607,000) respectively. The following table demonstrates our gross profit and net income after allocated to common units.

Period end	Gross Profit	Gross Profit / Common Unit *	Net Income / Common Unit *	Dividend
December 31, 2023	$594,364	$0.11	$0.03	$-
December 31, 2022	$(606,728)	$(0.11)	$(0.23)	$-

*	Based on the fact that preferred units shall not be allocated any gross profit or net income for the concerned fiscal years.

Liquidity and Capital Resources

Cash Flows

As an investor, we do not manage the daily operation of any of our portfolio property, except for some insignificant and non-material operative activities. We intend to form partnerships with third party operators/managers to conduct daily operations. We usually require the third-party to bear all operating cost, except for capital spendings which will increase the value of properties.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

The following table shows a summary of cash flows for the periods set forth below:

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2022
Net cash provided by (used in) operating activities	$599,920	$(637,878)
Net cash provided by (used in) investing activities	$(310,519)	$94,935
Net cash provided by (used in) financing activities	$(350,000)	$(544,473)
Cash at beginning of period	$168,955	$1,256,372
Cash at end of period	$108,356	$168,955

Net Cash (Used in) Provided in Operating Activities

Net cash provided by (used in) operating activities changed from $(637,878) to $599,920, mostly reflecting the improvement in our operating profitability.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets. In the year 2023, we received more cash from divesting our portfolio assets than in the year of 2022, and we also invested more cash into portfolio assets, which resulted in a net cash flow of negative $310,519 in the year 2023, in comparison to the net cash flow of positive $94,935 in the year of 2022.

Net Cash Provided by Financing Activities

For the fiscal year ended December 31, 2022, net cash provided by financing activities was primarily the result of distributing a total amount of approximately $544,000 dividend for the previous year.

For the fiscal year ended December 31, 2023, net cash provided by financing activities was primarily the result of paying off a construction loan of $400,000, plus borrowing a private loan of $50,000.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. The value of AUM was determined using fair market value (FMV) accounting, according to the bylaw (limited partnership agreement) of the Company. Starting from the year 2023, we have changed the method of calculating AUM to historical cost, with the intention to reduce management fees. As a result, management fees were reduced by approximately 32%, from approximately $188,000 in the year 2022, to approximately $128,000 in the year 2023.

We used to lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta, GA. We have terminated the lease and will no longer pay any rent after April 2022.

In February 2023, we paid off a construction loan of $400,000 and became debt free. In November 2023, we borrowed a private loan of $50,000.

In the year 2022, the Company distributed a dividend of $0.10 per common unit for the year 2021. The total amount of dividend was approximately $548,500 based on the number of common units currently outstanding.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements, including through three rounds of private placement prior to our public offering. Our Initial Public Offering pursuant to the requirements of Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was approximately $1.15 million.

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by December 31, 2023, our outstanding debt includes a private loan facility of $50,000 from a non-affiliated individual. It carries a gross interest of 4.5%.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

Interest Rate May Remain at Relatively High Level

The Federal Reserve has raised interest rate multiple times since the year 2021. High interest rate has slowed down the real estate market. For most part of the year 2023, the whole real estate industry slowed down due to higher interest rate. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s. As of and by April 2024, it was widely believed that the Federal Reserve may only cut the interest rate one time in the year 2024. In other words, interest rate will likely remain at relatively high level in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on operators’ demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. As of and by December 31, 2023, we do not have any directors, officers, or significant employees. The following are key managers of our general partner and their respective ages and positions as of December 31, 2023. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Jason Armstrong	Managing Member	50	December 2023
“Larry” Xianghong Wu	Member of Majority Interest	54	formation in January 2016

Jason Armstrong had worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018, assisting in creating budgets, schedules, and handling accounting on construction projects both in the metro Atlanta area and across the country.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011, mostly in real estate. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

Prior to April 2023, Mr. Greg Bankston was our managing member in the position currently held by Mr. Jason Bankston.

Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Since 2010, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

In April 2023, Mr. Bankston quit his position as a managing member for personal reasons, but he remains a member of UCF Asset LLC. In April 2023, Mr. Armstrong was hired as manager of UCF Asset LLC. In December 2023, Mr. Bankston transfer his membership interest in UCF Asset LLC to Mr. Armstrong, making Mr. Armstrong the managing member, while Mr. Bankston is no longer a member of UCF Asset LLC.

Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors. However, we were still required by the rules of OTCQX, on which we used to be quoted, to set up an Audit Committee. In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent.

Starting from the beginning of 2022, the Company changed its quoting platform from OTCQX to OTCQB. As a result, the Company was no longer required to have an Audit Committee. However, the Company decided to keep the Audit Committee with the expectation that we might up-list to a major exchange soon.

In September 2022, one of the two members of our Audit Committee, Mr. Harris Miller, passed away. This unfortunate event left us with inadequate members to serve on the Audit Committee. Consequently, we have dissolved and terminated our Audit Committee.

Management Compensation

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation other than the Audit Committee members. Our Audit Committee members, either before or after the dissolution of Audit Committee, did not receive any compensation for the year 2022.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the fiscal year 2023 and 2022 were approximately $128,000 and $188,000, respectively. In addition, the General Partner will receive 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

As of and by the date of December 31, 2022, there were no unit holders to our knowledge that beneficially owns more than 5% of our common units except for one investor who owned approximately 5.37%. The managing member of UCF Asset, LLC, Gregory Bankston, beneficially owns 11,113 of our common units (0.20%), and the member of majority interest of our general partner (“Larry” Xianghong Wu,) beneficially owns 167,953 of our common units (3.06%). The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value See “Distribution”.

As of the by the date of December 31,2023, the security ownership of certain beneficial owners and management of our company is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Majority Owner of General Partner	Common Units	172,953	3.06%
Jason Armstrong	Managing Member of General Partner	-	-	-

Item 5. Interest of Management and Others in Certain Transactions

None for the reporting period.

Item 6. Other information

Issuance of 500,000 Series B Preferred Units

In connection with the acquisition of our fifty percent ownership in an Oklahoma City cannabis property, we issued 500,000 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. Each Series B share carries a face value of $1.20, and therefore the Series B shares issued to the seller have a total face value of $600,000. Each share of Series B may be converted into one share of common units, subject to certain terms and conditions. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with our Form 1-SA dated August 21, 2023, as Exhibit 3.4 to that report, of which the link is provided as Exhibit 3.4 to this report.

Settlement of Regulatory Action against the Company by the State of Washington

On February 27, 2023, the Department of Financial Institutions (“DFI”), State of Washington issued a Statement of Charges and Notice of Intent to Enter Order of Cease and Desist, to Impose Fines and to Charge Costs (the “Statement of Charges”) against the Company and Mr. Xianghong Wu. In the Statement of Charges, DFI stated that, during our Initial Public Offering (“IPO) , which was conducted under Regulation A plus (“Reg A+”) and was qualified at the federal government level by the Security and Exchange Commission (“SEC”) , and which occurred in the year 2018, our Company failed to register the IPO with the State of Washington and made one sale in the State of Washington, and hence violated the statue RCW.21.20.140 of the State of Washington.

On November 03, 2023, DFI of State of Washington, the Company and Mr. Xianghong Wu reached a Consent Order, which settled all the matters in the Statement of Charges, on a “neither admit nor deny” basis, in exchange for the Company and Mr. Xianghong Wu to pay a fine of $5,000 each. Further, the Consent Order states that, except in any action by the Securities Division of the Washington State DFI, the Consent Order is not intended to be used as an admission of or evidence of any fault, omission or liability of either UC Asset LP, Xianghong Wu, or any of their agents and employees, in any civil, criminal, arbitration, or administrative proceeding.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of UC Asset, LP.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of UC Asset, LP (the “Company”) as of December 31, 2022 and the related statement of operations, stockholders’ equity, and cash flow, for the period ended December 31, 2022 and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year ended December 31, 2022 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Bolko & Company

We have served as the Company’s auditor since 2023.

Boca Raton,

Bolko & Company

Certified Public Accountant

UC ASSET, LP

Consolidated Balance Sheets

December 31,

	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$108,356	$168,955
Insurance claim receivable	-	560,000
Marketable equity securities held for sale	-	100,000
Investment in General Partner	120,000	-
Real estate held for sale	1,302,765	1,645,465
Loans to third parties	218,000	779,148
Convertible loans to third parties	463,666
Loans to related parties	100,000	10,544
Prepaid expenses and other assets	18,294	22,148
Total current assets	2,331,081	3,286,260

PROPERTY AND EQUIPMENT
Land	2,200,000	-
Property and equipment, net	863,425	833
Real estate held for rental, net of accumulated depreciation	-	472,711
Total property and equipment	3,063,425	473,544

LONG-TERM ASSETS
Real estate held for renovation/remodel	2,041,690	1,838,719
Total long-term assets	2,041,690	1,838,719

Total Assets	$7,436,196	$5,598,523

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$1,213	$1,213
Short-term note payable	50,000	208,120
Mortgage loan	-	400,000
Total Liabilities	51,213	609,333
Partners’ Capital:
Series B preferred units, 500,000 and 0 issued and outstanding at December 31,2023 and 2022	600,000	-
Common units 5,485,025 and 5,485,025 issued and outstanding at December 31,2021 and 2020	5,270,252	5,079,357
Units held in treasury	(90,167)	(90,167)
Minority interest in consolidated subsidiary	1,604,898	-

Total Partner’s Capital	7,384,983	4,989,190

Total Liabilities and Partners’ Capital	$7,436,196	$5,598,523

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Operations

Year ended December 31,

	2023	2022
INCOME
Sales of real estate	$1,813,600	$679,791
Rental income	11,800	13,500
Unrealized loss on investment in marketable equity securities	-	(750,000)
Realized loss on sale of marketable equity securities	(67,749)	-
Gain (loss) on settlement of loan	108,120	(39,100)
Interest income	78,843	179,383

Total income	1,944,614	83,574
COST OF SALES
Cost of sales	1,350,250	690,302

Total cost of sales	1,350,250	690,302

Gross Margin	594,364	(606,728)
OPERATING EXPENSES
Management fees	127,784	188,316
Professional fees	140,284	174,485
Other operating expenses	111,305	263,291
Interest expense	2,185	29,362
Depreciation	17,114	(17,451)

Total operating expenses	398,672	638,003

Net income before minority interest in consolidated subsidiary	195,692	(1,244,731)

Minority interest in consolidated subsidiary	(4,898)	-

Net income	$190,794	$(1,244,731)

Net income per unit	$0.03	$(0.23)
Weighted average units outstanding	5,485,025	5,485,025

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Partners’ Capital

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Common Units Held in Treasury	Limited Partners Preferred A Units Amount	Limited Partners Preferred B Units Amount	Minority Interest in Consolidated Subsidiary	Total Partners’ Equity

BALANCE, January 1, 2022	5,635,303	166,667	-	$6,868,562	$(90,167)	$300,000	$-	$-	$7,078,395

Retirement of Preferred A units	-	(166,667)	-	-	-	(300,000)	-	-	(300,000)
LP Unit Distributions	-	-	-	(544,474)	-	-	-	-	(544,474)
Net loss	-	-	-	(1,244,731)	-	-	-	-	(1,244,731)
BALANCE, December 31, 2022	5,635,303	-	-	5,079,357	(90,167)	-	-	-	4,989,190
Dissolution of wholly owned subsidiary	-	-	-	100	-	-	-	-	100
Issuance of Preferred B units to acquire land	-	-	500,000	-	-	-	600,000	-	600,000
Minority interest in consolidates subsidiary	-	-	-	-	-	-	-	1,600,000	1,600,000
Net income	-	-	-	190,795	-	-	-	4,898	195,693
BALANCE, December 31, 2023	5,635,303	-	500,000	$5,270,252	$(90,167)	$-	$600,000	$1,604,898	$7,384,983

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Year ended December 31,

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$190,794	$(1,244,731)
Adjustments to reconcile net increase (decrease) in income to net cash used in operating activities:
Minority interest in consolidated subsidiary	4,898	-
Net unrealized loss (gain) on marketable equity securities	-	750,000
Loss on settlement of investment	(108,120)	39,100
Amortization of prepaid expense and deferred rent	-	23,331
Depreciation and amortization	17,114	(17,451)
Changes in working capital items
Accrued interest receivable	(49,166)	(167,383)
Insurance claim receivable	560,000	-
Deposits	-	(1,010)
Accounts receivable	-	(2,675)
Prepaid expense	(15,600)	(17,059)
Accrued expenses	-	-

Net cash used in operating activities	599,920	(637,878)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	(216,000)	(200,000)
Investments in portfolio properties	(1,788,119)	(395,896)
Investment in related party	(120,000)	-
Proceeds from sale of portfolio properties	1,813,600	679,791
Repayments of portfolio loans	-	11,040

Net cash provided by (used in) investing activities	(310,519)	94,935

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loan	50,000	150,000
Repayment of mortgage	(400,000)	-
LP Unit distributions	-	(544,473)
Repayment of short term loam	-	(150,000)

Net cash provided in financing activities	(350,000)	(544,473)

Net decrease in cash and cash equivalents	(60,599)	(1,087,416)

CASH and cash equivalents, beginning of period	168,955	1,256,371

CASH and cash equivalents, end of period	$108,356	$168,955

Non-Cash Financing Activities:
Purchase of portfolio property for cancellation of note receivable and issuance of note payable	$-	$1,350,000
Exchange of Preferred A units for note receivable	$-	$300,000
Exchange of Preferred B units for land	$600,000	$-

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016. The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting The Partnership prepares its financial statements on the accrual basis in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at historical cost.

(b) Principles of Consolidation The Partnership’s consolidated financial statements include the financial statements of UC Asset, LP and its wholly owned subsidiaries: Atlanta Landsight, LLC, SHOC Holdings LLC and 50% owned consolidated subsidiary, AZO Properties, LLC. All inter-company balances and transactions have been eliminated.

(c) Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair value measurements ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company’s current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Significant inputs to the valuation model are unobservable.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(d) Fair value measurements, continued The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(e) Cash and equivalents The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(f) Investments The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their historical cost, except for investments in marketable equity securities held for sale, which are marked to market value at each period end.

(g) Federal Income taxes As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(h) Income Interest income from portfolio investments is recorded as interest is accrued.

(i) Reclassification Certain prior period items have been reclassified to conform with the current period presentation.

(j) Recent Accounting Pronouncements Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Partnership’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Partnership earned net operating income of approximately $195,693 and cash provision of $599,920 from operations for the year ended December 31, 2023. The historical conditions raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2023 and 2022, there were $630,000 and $700,000 short-term loans, respectively.

(c) Portfolio Investments The portfolio investments consist of member equity interests which are not publicly traded. The General Partner (“GP”) uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following tables present the fair values of assets and liabilities measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using
At December 31, 2023	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$3,104,449	$-	$-	$3,104,449
SHOC Holdings LLC	340,006	-	-	340,006
AZO Properties, LLC	3,063,425	-	-	3,063,425
Short term loans	681,666	-	-	681,666
Total Assets	$7,189,546	$-	$-	$4,126,121

		Fair Value Measurement at Reporting Date Using
At December 31, 2022	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$3,861,430	$-	$-	$3,861,430
SHOC Holdings LLC	855,465	-	-	855,465
Short term loans	689,692	-	-	689,692
Total Assets	$5,406,587	$-	$-	$5,406,587

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

a) Cash Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance was in excess of FDIC insured limits by $0 and $0 at December 31, 2023 and 2022.

NOTE 6 - CAPITAL

The Partnerships capital structure consists of one General Partner and approximately 80 limited partners. The Partnerships total contributed capital was $7,687,373 and $7,687,373 at December 31, 2023 and 2022, respectively. The limited partner common units issued and outstanding are 5,485,025 and 5,485,025 at December 31, 2023 and 2022. The limited partner preferred Series A units are 0 and 166,667 at December 31, 2023 and 2022, respectively. The limited partner preferred Series B units are 500,000 and 0 at December 31, 2023 and 2022, respectively.

The Series A Preferred Units carry the following rights and privileges:

- annual dividend of $0.09 per unit, not to exceed the audited annual net increase to net assets from operations

- carry no voting rights

- preference for dividends and in liquidation

- 12 months post issuance, redeemable at $0.50 per unit, if the market price of the common units falls below $0.50 per unit for 20 consecutive trading days

- 12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 (if the lowest closing price of the common units is $1.80 or more for the 5 trading days prior to conversion), up to 1.125:1.0 (if the lowest closing price of the common units is $1.60 or less for the 5 trading days prior to conversion)

- conversion and redemption price shall not be lower than the book value per common unit based on the last audited book value per unit

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL, continued

The Series B Preferred Units carry the following rights and privileges:

- carry no automatic dividend rights, the LP can elect to declare a dividend for the Series B

- carry no voting rights

- preference for dividends and in liquidation over common units and any other preferred units

- carry no redemption rights

- 12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 initially (Conversion ratio=Face Value/Conversion Price, or 1=$1.20/$1.20) The LP can opt to designate a different Conversion Price. The LP may reset a Maximum Conversion Amount

In May 2023, the Partnership exchanged 500,000 Series B Preferred Units, with a face value of $1.20 per unit for 50% ownership of a parcel of land valued at $1.2 million contributed to its subsidiary AZO Properties LLC.

In May 2023, the LP exchanged the second 50% of the land acquired by the issuance of the Series B Preferred Units in exchange for 50% ownership of AZO Properties LLC, a previously wholly owned subsidiary.

In June 2022, the Partnership exchanged a Note receivable of $300,000 principal with $39,100 of accrued interest for the 166,667shares of preferred Series A units, which were subsequently cancelled.

a) Distributions Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement. During 2022, the partnership distributed $544,474 to the limited partners.

b) Allocations of Profits and Losses The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners. Beginning January 1, 2020, the GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners.

NOTE 7 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $127,783 and $188,315 for the years ended December 31, 2023 and 2022, respectively.

NOTE 8 - INVESTMENT IN RELATED PARTY

The LP purchased a 10% LLC interest in the LP’s general partner. The LP will only pay 90% of the management fee to the general partner while the LP holds this ownership interest.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - PORTFOLIO INVESTMENTS

(a) Texas Land In September 2022, the partnership, through its wholly owned subsidiary Atlanta Landsight LLC, repurchased the land in Texas in exchange for the promissory note held by ALS in the amount of $950,000 with accrued interest of $147,250 and a $252,750 note payable. This note payable was reduced to $208,120 by ALS’ payment of the property tax in full. At December 31, 2022, ALS had received and accepted an offer to sell the land to a third party for $1.9 million in cash. In January 2023, ALS closed on the sale of the Texas property and received approximately $1.9 million in cash.

(b) SHOC Holdings LLC - In November 2022, SHOC received an offer to sell the property that it was renovating for $1.05 million. In December 2022, before the closing of the sale was to occur the property was totally destroyed by fire. SHOC and the property insurance company agreed to a payment of $560,000 in cash for the insurance coverage. As a result, SHOC transferred the remaining investment balance of $295,465 to a category of land held for sale. No impairment on this value as SHOC believes that it can sell this land for at least this value. In 2023 SHOC paid approximately $45,000 to clear the debris left by the fire, this amount has been capitalized in the book value of the land. In April 2023, SHOC received the $560,000 insurance settlement in cash.

NOTE 10 - NOTES RECEIVABLE

In April 2023, the LP extended $16,000 in cash to a third party for a note receivable carrying an 8% interest rate and maturity of December 11, 2023, which has been extended to June 30, 2024. At December 31, 2023, $806 of interest has been accrued.

In January 2023 the LP agreed with two 3rd parties to a tri-party transaction to the assumption of a $479,148 note (including accrued interest) receivable from one party to $414,000 note receivable from a third party, with a write-off of the $65,148 difference of accrued interest. This new note carries an 8% interest rate and is due January 31, 2024, which has been extended to June 30, 2024. At December 31, 2023, $30,360 of interest has been accrued.

In May 2022, the Company extended $200,000 in cash to a third party for a note receivable carrying an 8% interest rate and maturity of November 27, 2022, which was extended to May 27, 2023, and then to December 16, 2023, with a change of the interest rate to 18%, and again to January 31, 2024. At December 31, 2023, $18,000 of interest has been accrued. In January 2024, the maturity was extended to May 31, 2024, with a $6,000 late fee.

NOTE 11 - COVID-19 PANDEMIC AND VARIANTS

The full extent to which the COVID-19 pandemic may directly or indirectly impact our business, results of operations and financial condition, will depend on future developments that are uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements, and although there is currently no major impact, there may be changes to those estimates in future periods.

Item 8. Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023

3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022

3.4	Certificate of Designation of Series B Preferred, filed previously with our Form 1-SA on August 21, 2023

10.1	Omitted

10.2	Employment Agreement of Jason Armstrong as the Manager of General Partner, previously filed with our Form 1-K on May 17, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on May 14, 2024.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Jason Armstrong
	Name:	Jason Armstrong
	Title:	Managing Member